Filed by U.S. Gold Corporation pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:  White Knight Resources Ltd. (No. 0-50880) and Coral Gold Resources Ltd. (No. 0-15688)

AA/ld

The following presentation was made by, among others, Robert McEwen and Ann Carpenter on behalf of U.S. Gold Corporation, in conjunction with the PDAC in Toronto, Ontario, Canada on March 6, 2006.

INDEX OF SPEAKERS

Page No.

Mr. Rob McEwen	1 - 11
Mr. Harry Cook	11 - 20
Ms. Ann Carpenter	20 - 31
Mr. Rob McEwen	31 - 44

i

By Rob McEwen

PRESENTATION BY MR. ROB McEWEN:

Welcome. Today, we are going to cover off a number of areas. I am going to start off by speaking about gold. I will be followed by Dr. Harry Cook, formerly of the U.S. geological survey, publisher of about 150 books featured on PBS,  talking about mineral deposits, and is considered  one of the pre-eminent experts in the geology of the  Cortez Trend. So, he is going to talk about Cortez,  and also, how it might be similar to Carlin.

Then, Ann Carpenter, president, chief operating officer of U.S. Gold will talk about how the property has evolved, and looking at its potential. And then, I will come back in. And we had a small news item today that I would like to talk a little more about.

I would just like to talk about my favourite subject, gold. It is money, for those of you who haven’t focused on it as being a currency. It is the ultimate currency. And it is moving in three steps.

The first step has already been completed, and that went from ‘99 to 2004. Gold went from $250 to $440 an ounce, and it was moving against the dollar, and the dollar alone. And so, the audience was largely the U.S.

The second step has just started. But here, you can see the major currencies of the world and how gold had appreciated by just under 60 percent to the end of ‘04. Today, it is up more than 120 percent, but all of the other currencies are in positive ground. And that is what waking up the world to the potential about gold.

It is not the U.S. alone today. It is the entire world that is looking at gold and saying, “It is going up, and we don’t have it in our portfolio.” So, the second step, I think, will conclude by the end of ‘08. We will see the old highs of $850 tested, and then we move into the third step, and that is where it gets really exciting.

So, over a two-year period, ‘09, ‘10, and I think it will go significantly higher than its past high of $850 an ounce. How much higher? Well, let’s first look at some of the history. From ‘71 to ‘80, gold went from about $41 an ounce to $850 an ounce, 20 times.

You know what the low was in this last cycle? $250. If you applied that same multiple, you get a number significantly above 850. Now, you might say, “Well, what has changed in gold?” And I can say, “A lot has changed in gold.”

When we look back to ‘99 and ‘01, annual production was going up like this around the world. The cost of production was going down. The central banks were out there saying, “We are going to sell all our gold.” And people were saying, “If they sell all their gold, it is going to go to $100, maybe even $10 an ounce.”

Hedging. Everybody loved hedging. They thought that was just the way to make your company grow. And all the analysts, also, were of the mind that, not all of them but the majority, when gold was at 250, it was going lower.

Well, today, annual production is not going up. It is going down. The cost of production has gone from 160 to 270. So, we are producing less gold and it is costing us more money to produce it. Hedging is a non-event, except there is a couple of toxic hedge books that have been created. But if they don’t get rid of them, well, someone is going to be buying those big companies a lot cheaper.

The central bank holdings. It was quantified in the interim period, and now, we have persistent rumours of Russia, Argentina, South

Africa, China buying gold, not selling. New sources of demand that weren’t there four years ago.

So, less gold, higher cost, new demand. And then, you have a wild card that comes into the play called ETF, gold back ETFs, like Street Tracks. There are four of them in the world right now, and they have gobbled up about 450 tons of gold so far.

To make that holding equal to the 14th largest central bank in the world, in terms of holdings of gold, it is a serious accumulation of gold. I was trying to do that in Gold Corp. We didn’t quite get to that number, but we are on our way.

This is a chart. If you haven’t seen it, I would like you to spend some time looking at it. It is created by taking the Dow Jones industrial average and dividing it by the price of gold, and you come up with a ratio. Basically, how many ounces does it take to buy the Dow Jones?

It starts in 1896, off on the left-hand side, and at that time, one ounce of gold bought the Dow. By 1929, confidence in financial assets, paper securities, had risen to a point that it took 18 ounces to buy the Dow. Two years later, confidence in financial products disappeared, and it dropped to two ounces bought the Dow.

What you are looking at is a cycle, a very long cycle. And there have been two of them, and I believe we are in the third cycle in the last 110 years, where people forget about what happened before. We are all feeling pretty flush. Our houses are worth more. Our portfolios are worth more. But sometimes, that stops or slows, and you have to look at some other asset classes to be in your portfolio.

So, if you look at this chart, 1929, just from a little historical standpoint, it took until 1955 for the Dow to get back to the level it was in 1929, a generation, plus.

So, 1966, we had wars going on. We had interest rates starting to climb, and it reached 28 ounces. By 1980, interest rates, fed fund rates were up at 14 percent. Canada Savings Bond rates, a year later, were yielding...it had a 20 percent coupon. Oil was supposed to go to $100 a barrel. And guess what? You could buy the Dow for one ounce of gold.

I first saw this graph in March of ‘99, and it was 28 ounces bought the Dow. And I thought, “Must be near the peak, like the last one.” But we weren’t. By July of ‘99, it had soared to 44 ounces buying the Dow. It has come off from that. And today, it is down to 19 ounces buys the Dow. So, you want to look at that.

Now, this is a chart, same time frame. The Dow Jones, in the circles, you can see 1929 to ‘39, the first circle on the left. And the Dow, over that ten-year period, was down 60 percent.

The next period was ‘66 to ‘80. The Dow was flat. It was up percent over that time period. And then, you look at 1999 and it is going flat. So, the question is: Is history going to repeat itself in some form? Will the Dow dive like it did in ‘29 to ‘39, or just flat-line it? But in those periods, gold performed.

So, if you take that performance and put it into a bar chart, we will take the first period on the left, 1929 to ‘39. You can see the Dow is down a little over 60 percent in that period. Gold, the government of the United States raised it, from $20 to $35 an ounce. So, it was up about 70 percent. And Homestake, which is a proxy for the senior gold stocks, was up just under 500 percent.

The next period, ‘66 to ‘80, you are looking at the Dow only up percent over that entire period. Gold, however, went up 2,200 percent. And, Homestake again, was up just over 500 percent.

And when I look at this graph, I wonder, “Should I be in gold stocks, or should I be in gold, or should I be in both of them?” And I came to the conclusion I should be in both of them, because during these periods, you should have exposure to gold.

Right now, we are looking at the Dow being down 2. The gold up 120. And the senior gold stocks measured by the XAU, is a proxy for Homestake, up 135 percent.

So, if you said this periodicity, or this cycle is repeating, you can expect a double or a triple from here in the senior gold stocks. You should expect more than that in the intermediates, and much more than that in the juniors.

So, this is the new demand, the ETFs. So, if you want to go to buy bullion, you can go to the New York Stock Exchange and buy Street Tracks, and get exposure to gold.

So, in terms of the price, I threw out one number, but let’s look at a couple of others. If you just inflation adjusted the $850 an ounce, you would be at $2,200 in today’s dollars.

If you took the 1929 experience where the Dow drops 60 percent and the exchange ratio was to 1, you get a price of $2,200. If you took the ‘66 to ‘80 and said, “The Dow is just going to be flat, and let’s use to 1, rather than to 1”, what was the case? You are at $5,500 an ounce.

And there is a market letter writer that I follow closely, and he came out with a quote the other day. He said, “Well, here, what happens if the Dow...half an ounce buys the Dow?” The Dow is just below 11,000 right now.

So, when you get into this period, if you go back if...some of you remember in 1980 when the gold was running. It is just like the high-tech market. It is like all those cycles. It would just blow off. That there were people lined up at the Bank of Nova Scotia. The gold window was downstairs. They came up the stairs. There was a line that went out to King Street, to the corner of King and Bay, up Bay Street, and around the corner to Adelaide. And that wasn’t single-file. That was three or four wide, all the way along. People wanting to buy gold.

Today, we have more instantaneous

communication. We have more people focused on the market. When this starts running, it will look like that tech bubble. You should, if we go to a to 1 ratio, which will put it at about $1,000, you should be starting to think, “Where is my exit?”

When it gets to to 1, you should probably start thinking about putting money in other sectors, because the purchasing power of gold at that point will be enormous. And if it gets to to 1, if you had gone long the market in those periods in 1980, 1981 and just held, you would be up a large amount of money. And I see that happening again.

In looking at investments, there is a life cycle to mining stocks, starting with the discovery, going to...if you are lucky enough to make a discovery, you develop your mine. And then, you have some risk where you have to build it, you have to finance it, you have to deliver the promise. And then, when it gets into production, it has to deliver more than the promise to go up.

So, I looked at this. I stepped out of Gold Corp a year ago because I thought it needed some fresh management to take it to the next step. And I am happy to report it has doubled since then, so that was the right formula.

And I wanted to go back into the juniors. I thought, “The seniors aren’t going to deliver me the returns that I am looking for.” I wanted to add another zero to my net. And so, the intermediates are...now, here is the seniors. Take at look at it. Gold, over the last 10 years, is up 40 percent. Look at Barrick, percent. Newmont, 13 percent. XAU, 10. Index did better than most of the stocks. It is interesting.

If you look at the intermediates, my favourite is Gold Corp, and you can see what it did in that 10-year period. And I remain the largest individual shareholder of Gold Corp, because I think it is a very good stock to hold for this cycle.

The juniors, however, are where you get a lot of risk, but the rewards are big. And that is what I was looking for when I moved into Nevada, and I will talk more about that.

At this point, I would like to introduce Dr. Harry Cook. As I said, he is a very well published author, expert in Nevada. He also knows a lot about oil, and he is going to talk to you about the origins of the gold in Nevada, and where you might look for it. Harry.

PRESENTATION BY MR. HARRY COOK:

Thank you, Rob. We are all pre-eminent in some ways. We all have our specialties. My passion happens to be in geology, and that includes looking at rocks from all over the world, of all ages. And especially focusing and specializing in ancient carbonate reefs and the associated rock types with that.

And geologists, like many of us in the room, are like detectives. So, when I go out and look in the mountains and look in the rocks, I am trying to decipher the origin of those rocks, the geologic processes by which those rocks form, because if we understand the origin and the geologic processes by which...why things form, we are better able to make predictions, whether it be in open pits, or subsurface, or in cores.

Okay. Today, what I would like to do, then, is to focus on simply four points. I want to explain to you my approaches for studying the origins of Nevada’s gold deposits and their gold trends.

Second, to give you sort of a capsulated version of some of the new geologic concepts that I am developing out there regarding the location of gold trends. I will sometimes use the word “fairways”, sort of like a golf fairway, for that sort of visual image.

Third, I am going to discuss how these new geologic concepts apply to gold exploration within the Cortez and other gold trends.

And then, I am going to summarize it by discussing the relation of the Tonkin Springs area, in the context of the above three points.

Okay. My basic approach over the last 30 years, and this is a geologic map of Nevada, 325 miles across. My approach has basically been to study the rocks by climbing the mountains, by going underground when I can, to looking in pits when I can, and by going in different parts of the world to compare Nevada to other parts of the world.

And so, by climbing these mountain ranges, by studying the rocks, and making interpretations, this basically has led me to two key important geologic points about the Nevada area.

Okay. First, Nevada was a large coral reef, carbonate platform from 500 to 3,500 million years ago. Let’s look at this slide for just a minute. I will be repeating this slide throughout the talk. This will not be the first time you see

it.

Over here at zero miles would basically be western Utah. Over here, we would have a broad shelf lagoon where water depths during this time might have only been 10 metres of water depth, tropical area, very much like the Bahamas.

And then, near Elcho, we had a very broad extensive coral reef platform margin going in a roughly north/south trend through Nevada about 200 miles away from the interior part.

And then, we go into deeper water in a slope, what we call a carbonate slope, and eventually, into a carbonate basin. So, the three key words on here to kind of focus on is the reef margin, the slope, and the basin.

Now, the second thing, which is very critical and very important, is that the Cortez and Carlin Trend gold deposits are hosted within these ancient coral reef carbonate platform rocks.

And the detective work comes in, of course, as to where in that big carbonate platform do they occur? Do the trends occur in the lagoon? Do they occur along the platform margin reef? Do they occur on the slope, or the basin?

It makes critical importance, in terms of

understanding these trends, if you can predict and understand where the gold host is hosted in these margins.

So, the focus, then, has been to study the location of Nevada’s gold deposits and their gold trends within the context of this broad, thick carbonate platform by number of approaches.

How do I go about that? One of the approaches I use is by going to modern carbonate environments. This is in the Bahamas. This is a coral reef margin down on the slope.

The reason we look at recent coral reefs, whether they are in the Bahamas, or Florida, or the Australian Great Barrier Reef, or the Suez area, or in Mexico, because by looking at modern carbonate coral reefs and platforms, we are better able to understand ancient coral reef carbonate platforms.

The second approach, then, is to go into the ancient coral reef carbonate platforms. And so, we study the ancient coral reef carbonate platforms in different parts of the world. What we are trying to do, basically, is to develop a bar code.

Carbonate platforms have a signature, they have a reading. By picking up a rock here, it will be different than a rock at the coral reef margin.

And that coral reef margin will be different than the steeply inclined slope deposits.

So, we want to try to decipher the basic signature in those particular margins. And next, going back to Nevada. It is one of the things that I have been doing over the years, now, is to try to map the trend of Nevada’s coral reef carbonate platform margin, the slope and the basin.

We are looking at this geologic map again, north to the top. And I am just taking one of the reef margin trends for the Devonian period, okay. And these trends fluctuated through time depending on the age of the rocks you are looking at. But we are focusing on the Devonian for this particular talk.

And so, what we have is we have our coral reef platform running along here, platform margin. We have our slope trend running along here, a little further to the west, and then our basin. And I have simply placed Tonkin on here as reference for where it happens to occur.

Then, we take all of that data, from the recent coral reefs, from the ancient coral reefs in different parts of the world. We take that...we have been studying...I have been studying the mountain ranges there and I have synthesized that into a model for Nevada’s ancient carbonate coral reef platform to characterize, then, the differences between the lagoon, the reef, the slope, and the basin rocks.

Okay. Now, the fundamental question then is: Where are the gold trends or the fairways within this large coral reef carbonate platform? Again, this happens to be the position of Tonkin, for reference.

Okay. First, one of the approaches that is very fundamental and very important, one of the things I do is I will go into as many open-pit areas as I can. This happens to be Gold Strike, the very famous Gold Strike open-pit mine on the Carlin Trend.

I have studied the open pit mines in Pipeline, Cortez, Jarrett Canyon, and as many places as I can so far. And so, what we have to do, then, is to...we look at these rocks in detail with hand lenses, with everything. And we try to determine: Do these rocks that are world-class gold host rocks, do they represent lagoon rocks? Do they represent coral reef margin rocks? Do they represent deeper water slope rocks, or really deep water basin ocean types?

What we also do, then, is...what I do at these areas is I look at different cores. This happens to be some cores in Carlin Trend. And again, we look at, these are gold host facies. Again, we try to determine what part of that carbonate platform that these come from. Where are they hosted?

We go underground. This happens to be up around in the Getchell Trend, at Turquoise. And we study the gold host rocks. This happens to be arsenic, but is one of the gold host rocks in that. But we ask the question...I ask the question when I look at this: Is this a lagoon facies? Is it a coral reef rock, a slope, or a basin type? Fundamental.

And so, the exploration question, then, is: Where are the gold host rocks best located in the Carlin and Cortez open pits, the underground mines? Where are they basically located on this big monster carbonate platform that makes up Nevada?

Again, the question: Are they lagoon, are they platform reef margin, are they slope, or are they deep basin? And my interpretation of those rocks is that the Carlin and Cortez gold trends, or the fairways and their gold host rocks, I would interpret those based on all the data I have collected to date, that they represent coral reef margin, slope and inter-basin rocks.

It is, basically, a fairway that runs in a north/south direction from the deeper part of the barrier reef to the slope and to the basin. And as you might expect, sometimes this trend is focused in the basin here, sometimes it jumps up. And so, it is not a perfect line, but it is focused in this part of a carbonate reef margin.

Tremendous predictive potential. Tremendous exploration predictive potential if you understand the rocks and where that trend actually goes on the ground.

Okay. So, how do these evolving concepts, then, apply to Tonkin Springs and gold exploration, say, in the Cortez Trend? Again, from a research geologist’s point of view, I can say that the Tonkin Springs area appears to be strategically well located along the Cortez gold trend.

The trend includes Cortez mine and pipeline to the north of Tonkin. It includes some gold deposits to the south, productive gold deposits to the south. And Tonkin sits in between those two proven areas.

Now, what we are going to do in the next two slides, we are going to stand down here to the south and we are going to look back to the north. And I want to put that cartoon on real geology, real spacial geology of Nevada.

Here we have our coral reef platform margin trend, our slope, our basin. The Roberts Mountains, Gold Bar, and some of the other gold deposits are here. Cortez is here. Pipeline is here. The Carlin Trend is up here with Gold Strike and all the others. Tonkin Trend sits in between Cortez and Roberts Mountains, basically.

And the last technical slide will be a close-up of this now. We are going to zoom in on it. And again, we have the coral reef carbonate platform margin trend. We have our slope rocks. We have our basin rocks.

And what do we see? We see Roberts Mountains is in this position. It is on a slope. We have Cortez, which is on the carbonate slope. We have Pipeline in this position. We have Gold Strike, and we have a number of other world class deposits that I could have put on there.

Okay. In conclusion then, simply several

major gold trends occur parallel to coral reef carbonate platform margins, including Carlin and Cortez gold trends. There are other gold trends out there that occur.

In the Independence Mountains you have a gold trend that occurs parallel. In Getchell, you have a different aged trend. But they all occur parallel to that carbonate platform margin in the slope and inner basin facies, basically.

The Tonkin Springs occurs along the Cortez gold trend between several major gold deposits, Cortez, Roberts Mountains, so forth, Pipeline.

Thus, in my judgment, it is geologically reasonable to interpret that Tonkin Springs is strategically well located from a simply geological sedimentological perspective. Thank you. That is it.

PRESENTATION BY MS. ANN CARPENTER:

Thanks a lot. Dr. Cook has been a pleasure to work with. I have had a very short time line with him. I have just started talking to him within the last month or so, and he is just a wealth of knowledge and a pleasure to work with.

My name is Ann Carpenter, and I am the

president and chief operating officer of U.S. Gold, and it is a pleasure to talk before you all. I see a lot of friends in the crowd, and I hope to make a lot more friends into the future with you.

I would like to move forward and talk about the Tonkin Springs project. Dr. Cook referenced the Tonkin or Tonkin Springs within his talk, and I would like to say that that is the main project area for us.

At Tonkin Springs or the U.S. Gold property, we have 36 square miles that run roughly along a north/south trend along the Cortez Trend, and then, just south of the Cortez Hills and the Pipeline project by about 10 miles.

I came to U.S. Gold last September. Michelle Ashby, one of the directors for U.S. Gold, introduced me to Rob McEwen, and Rob and I started talking about the possibility of me coming on as president of the company.

And for obvious reasons, connecting myself with Rob McEwen could be quite a wild ride, and so far, I have not been disappointed. But also, the project area is in just one of the best addresses that you would want to see in Nevada.

And part of the reasons that I like Tonkin

Springs is, again, you know, it is south of the Cortez Hills area. It is a very, very significant discovery. One of the best discoveries we have had, probably, in at least the last five years, and if not, the last ten years in the region. And it is also a project that has been around for at least 25 years, and mainly, with the focus on production.

The previous management of U.S. Gold, the previous joint venture partners, for the most part, were just looking at near surface, near term, surface-oriented production, and not really at the deeper potential, not at the full 36 square miles of what the potential on the project could be.

So, I looked at this and I saw a signature at the surface that was very attractive, rocks, structure, and 1.4 million ounces of resource that said, “What is at depth?” And a prior focus just on production, near surface, and not really penetrating the depth, to try to figure out what it is with the opportunities in the region.

So, with Cortez Hills, the new discovery there, it kind of blew the doors open on potential reinterpretation, new geology, in terms of not only rock types, but structural preparation and potential hosts. So, I thought it would be...that would be a wild ride, as well.

So, I would like to focus on the near surface, if you will, the past exploration on the project. You can see here clusters of drill patterns, and then, a few areas where additional drilling has occurred outside of the main area.

We like to call this the mine corridor area. And this is where a lot of the focus of the drilling has been in the past. And when you look at this, there are roughly 2,800 drill holes on the project.

When you look at the average depth of all those holes together, it is somewhere over just 200 feet, not very deep. But if you take out just the deep drilling, some of the joint venture partners that have participated on the property included Homestake and Agnico-Eagle. And they drilled deeper on the project, some of them over 1,000 feet.

But if you took their drilling and averaged the depth, it was still only about 500 feet. Some of them went deeper, a whole lot shallower, and just illustrating that there is not much that has been drilled to depth.

Why is that significant? Well, when you look at the Cortez Hills discovery, Cortez Hills was discovered somewhere below 600 feet below surface, and then is now below 2,000 feet. So, there is this zone of discovery that really just has not been tested on the property.

In addition, now, let’s filter back and just look at all drill holes that are greater than 1,000 feet. There are 26 of them, roughly. That is, like, less than percent. Again, and they are distributed across the property. This, again, the mine corridor area.

We call this back here Black Springs. Up here is the Twin Peaks area, and then over here, where we had some deeper drilling, but again, none of them penetrate deeper than 1,000 feet, that is what we call the Indian Springs target.

What is significant, too, is that when you look at our neighbours in the region in this area here, they are drilling well over a couple of thousand feet. Over here, here, and then down south here, another neighbour here, this is all activity area, a high level of activity. You are seeing people drill 1,000, 2,000 feet.

Everybody is trying to test for prospective areas in both the types of rocks and structural preparation that might host the mineralization that is very similar to Cortez Hills, very similar to the Carlin Trend signatures, and the Carlin Trend type of deposits.

Let’s take a look at the geology. One of the main objectives when I got involved with the property and got involved with U.S. Gold is that the last time anybody really took a hard look at the geology was 1999, 2000, 2001, predating the Cortez Hills discovery, predating the new thought on geology, new thought on structural controls. And it just creates a great opportunity for evolving the understanding in the region.

So, you see across here various different rock types, and you see a real strong structural grain, a north/south, north/west, and then cross-cutting features at roughly east/west across the area, very principal. Some are west, northwest, and some are east, northeast.

And the reason that they are so important is that all along the Carlin Trend, certainly along the Cortez and Battle Mountain and the Eureka Trends, what you see is not only an importance of an overall structural grain, but at those intersections is where you see focuses of mineralization.

And we see the same thing here. We have a

clustering and a deposit here. A clustering of drilling, and a deposit here. And the same thing up in this area.

So that the intersections are very important in Carlin style mineralization. We see these intersections here out at Cortez Hills. Again, we have just not tested it to depth.

This is an illustration of the resources that are defined to date. Again, the focus is shallow drilling. And you can see various areas, approximately five different areas that host or have the most resources defined.

The other thing that is interesting is when you step back and take a look at the types of intercepts that you see on the project, we have some pretty significant grades out there. Again, the previous focus on the project really didn’t take a look at these. It didn’t look at why they were there, what the structural or stratigraphic hosts might be, and what would concentrate them.

But what do see is we have got a half ounce, over 25 feet, a half ounce of gold. You have got . ounces per ton gold over 80 feet, .1 ounce per ton gold over 90 feet, .. ounce per ton over 20 feet, very significant intercepts. And this is just a gathering, a smattering, of some of the intercepts that we have seen. It is pretty good.

What I would like to know is what is at depth, and again, concentrated in this mine corridor area, because that is where the concentration of drilling is.

So, if we take a look and look at the Tonkin Springs project with...looking at the topography in the area, the white line here is the outline of our claimed boundary. You can see here this is the mine area, and then again, the clustering of drilling right along these principal areas.

Again, the focus, shallow drilling, where am I going to be able to expand my ounces just at the surface? Not really focusing on the deep drilling. Again, over here is what we are calling Black Springs. And then, this is the Indian Ranch. And just off the map up here is the Twin Peaks area.

This red line is a long section that we will see on one of the graphics here, subsequent. And the long section is just a cross-section with the drill holes applied to it that would illustrate a lot of the concentration of intercepts.

And in this picture, again we are looking

northwest up the range here. This is, again, the mine corridor area where the guts of the drilling is. There is Indian Springs, and this over here is the west side of the project area at Black Springs.

This is a recent interpretation by a consulting geophysicist working on the property. And what he has found, and these are similar signatures that he sees in Carlin as well as in the Cortez area, is that this is a signature that he uses by looking...that he has begun to glean together by bringing the IP, the CSAMT, all these various geophysical surveys that have been completed on the project, bringing them together.

And the pattern that he sees is, this is an outline of where lower plate rocks may be nearest to the surface. Why do we care about lower plate rocks? Well, those are the hosting rocks that host the most significant deposits in the Carlin Trend, as well as here in the Cortez Trend.

And this is that...and I will jump back real quickly, and again, this line here...on the next slide, this will show...this is the left-hand side of the slide, and this is the right-hand side of the slide.

So, I will orient you on the screen again,

left-hand, right-hand. So, this is north, this is south, so we are looking through the section to the west. And this shows the shallow drilling along the mine corridor area.

You see a concentration of the mineralization, a concentration of the mineralization. And the blue is an illustration of the intercepts that are greater than 01 over 100-foot interval.

So, very significant, and very little drilling that tests underneath that just to try to see, well, what is at depth. Again, why do we care? The Cortez Hills deposit was identified at 600 feet and greater, greater than 2,000 feet now.

And this is about 600-foot depth right here. So, we haven’t even tested in this zone to figure out what are the controls; what is the hosting unit down here; what is the other potential?

Again, back to the slide, less than 1 percent of the holes go deep. Here is the mine corridor area. Very few of them test beneath where we have our most significant mineralization, creating an opportunity for us to really go for a better understanding of the mineral potential on the project, rock types controls.

And these lower-plate rocks, again, back to the lower plate. The lower plate being one of the most significant host units in the Carlin Trend and here in the Battle Mountain and the Eureka Trend, and along the Cortez.

The signature is based on compiling all of this various data that we have to date. You are looking at a magnetic signature here. And again, the white is a distribution of the completed drilling on the project, all the way up into here.

Further testing, what we see here is that, “Well, that is an interesting signature. Now, how do we build confidence, and what it is that that could actually be telling us? Where are the most prospective areas in here?”

Again, you have a north/south and a north/west trend, very prominent on this. You have got cross-cutting features, and, you know, that is a large area. So, we are trying to figure out where is the most prospective zone in that?

So, we are currently advancing a detailed gravity survey over that signature to try to see what it is that we see, what it is that the signatures and the compilation of all that data might tell us where the most prospective zones are.

And that is just part of an aggressive program that we are planning.

Over the next two years, we are planning on spending 25 to 30 million on the Tonkin Springs project.

We hope to finish up to 400,000 feet of drilling, most of that centred on core, so that we understand, to the best ability, what kind of rocks we have and the structural controls, and really targeting the untested depths, types of rocks, stratigraphic and structural controls, so again, we have a much better understanding of the project.

And I would like to have Rob come back.

PRESENTATION BY MR. McEWEN:

Thank you, Ann. I didn’t give a fitting introduction to Ann. Ann is an exploration geologist that has worked on grassroots projects right at the beginning up to feasibility studies or where you do a business plan where you think you have enough ore to go into production.

She has worked around the world. She lives in Nevada, has her heart in Nevada. But over the course of her career, she has been involved in a women’s mining group, an advocacy group that goes to

Washington to convince regulators...well, one, to educate them, and two, to say that this is a good industry we are in, and we shouldn’t go about trying to shut it down. We should try to open it up.

And during the course of that process, she was president of that women in mining group, and has made numerous presentations to Congress, and as a result, has a very special skill set in relationships, in my mind, with the regulators, the environmental groups, the State.

And one of the first things she did when she joined, she said, “Rob, I would like to take you down to Nevada to meet the regulators, the people that look after our environmental projects.”

And so, we met with the State Department and they had ten people in the room, and there was Ann and Bill Pass, who is our CFO. He is somewhere in the room. There he is over there, if you have any questions.

And we spent the better part of the day with them, and then, the next day, we went with the federal agency. And there were issues on this property in the past that past management didn’t necessarily attend to, and they had seen people come through and make statements, but there was no delivery. And we were just coming in and saying, “This is what we are going to do. Now, just watch us.”

And I would have to say, we have addressed all their complaints in a very orderly manner, and they seem to be happy with what we are doing. But it is the relationships that Ann has that, I think, if you are going to operate in probably one of the more litigious places in the world, but it also happens to be one of the best places in the world when you are looking for gold, you need to know your way around through the regulatory and permitting agencies. So then, in addition to her geological skill and that, that is a skill set that I think is very important.

I would like to start off..as I said, when I left Gold Corp, for a while I wasn’t sure what I was supposed to do. I was unemployed, and I thought, “M’hmm”, and I had run Gold Corp for 19 years, and I just thought, “Well, what is next?”

And I thought, “Well, I don’t want to...I like what is going to happen in gold. I have a very positive view on that”, as you heard earlier on. I said, “Well, I want to put some money into the environment and into this area”, because it is going to have a good run.

So, I looked around. I said, “Well, I don’t want the seniors”, because you saw their performance, it is terrible. It might improve, but it is still terrible. And in the intermediates, I already had what I thought was the best gold stock.

So, I said, “The juniors.” That is where you can get real multiple growth. It is much riskier, and if you pick the wrong junior, it can go to zero. So, I said, “Well, how do I eliminate the wrong junior? Where do I go?”

And I thought, “All right. What is happening in the world?” People are coming along and taking properties. They are denying permits. I said, “Well, let’s go to the United States. Let’s go to Nevada.” If you looked at Nevada and said it was a country, I don’t think they want to separate yet, but if it were a country, it would be, in terms of its gold production, it would be the third largest gold producer in the world.

There are more million-ounce deposits in Nevada per square foot than any place in the world. So, this is a good place to look. Now, where do you go in Nevada? I have tried to buy a property Placer had an interest in a couple of years ago, and they made a discovery, and the person who was going to sell it chose not to sell it. But that raised my interest in the area, and I made an investment in a company called White Knight, on behalf of Gold Corp, because I thought this was a prospective area.

When I stepped down from Gold Corp, the new management said they didn’t want to invest in juniors, as I had, and they were going to sell them all off. So, I said, “If you are going to sell them at...if you want to sell them at market, I will buy them.”

So, I bought a number of the securities that I had bought earlier on. And I am looking at the claim map and I started observing a few things. The gold market took off. It had a good run in ‘03, and then, the gold price just stalled. And in ‘04 and ‘05, everybody seemed to forget about gold, in particular, the juniors.

But, you know, in Nevada, there were the juniors...they didn’t have any money in their balance sheets. They were concerned that this was going to run for a long time, so they started optioning out their properties. To who? The seniors.

When the market wasn’t paying any attention

to this part of the world, and the people who have...this is their backyard. The largest gold mining companies in the world were out there buying interests in these junior properties. So, I took that, that is a pretty good sign.

When I was in Red Lake, there was a really big mine next door to us, and that was Placer Dome. So, I said, “Well, what are they doing down in Nevada?” They have this big discovery, enormous discovery, and there is some property nearby owned by juniors.

Well, no one is buying them. I should look at them. And I started going out and saying, “You know, if Carlin, which they say could contain up to 180 million ounces of gold, and 60 million ounces have been produced to date, if it looks like Cortez is another Carlin, that could be very exciting.”

So, I started looking at it and started buying some properties. And I bought into U.S. Gold in the end of July last year, and I had an interest in White Knight, and I looked at this area and I thought, “What is missing in this market?”

If you want to play in this part of the world, do you play the juniors that have tiny market caps, that have weak treasuries, that have fragmented their property ownership, or do you play a senior? Well, you want to play the junior because you have more leverage to the discovery. But who do you buy?

And then, I looked at this trend and went, “I wonder if you could roll a number of them together to create a company that had the land mass and the exploration budget of a senior, the market liquidity of an intermediate and the up-side of a junior.”

When Placer discovered Cortez Hills, over a period of about four months their market cap increased by more than $ billion, but the share price only went up 30 percent.

And I thought, “Well, if one could be lucky enough to drill a hole that looked, tasted, smelled like it could be a Cortez Hills, and you are in a junior, it is not a 30 percent move. It is a moon shot. And that is what I was going for.

So, you start looking. As Ann was saying, the Carlin Trend was a whole series of shallow deposits. And then, Barrick went in in the mid-’80s and they went deep, put an autoclave in, and then there were roasters, and all this, and everybody went deep, and got these big deposits.

Then you go over and you look at, and I can thank the gentlemen at White Knight, they put me in a helicopter in July, and we flew the Carlin Trend, and you just see these mines, one right after another, lined up and big.

Then you go 20 miles over, and you come down the what is called Battle Mountain-Eureka, and inside of it is a subset of the Cortez Trend, and you just see these little mines, and there is a big mine starting up at the top. Then there is this big Pipeline-Cortez complex, and then there is our property, U.S. Gold. And then there are other mines below it, past, and some coming onstream.

And I said, “The majors are buying.” There is this trend that has mines along...it looked like it could be another Carlin. But this is Carlin 15 years earlier. So, in ‘89, you had Gold Acres and it was a Carlin style mineralization, some believe. But it was too small. It was Placer’s.

And then, you had Pipeline two years later. Then everybody said, “That is one-off. It is not Carlin.” Then you had Cortez Hills in ‘03, and people went, “Wow.” And I went, “How many more discoveries do we have to make like this before people say, ‘This is Carlin, and where is the next one?’”

So, Carlin, on just a reserve basis, is just under six million ounces, and I would...or Cortez, and that, in my mind, is the biggest reason why Barrick bought Placer, for this property, because they believe there are others around, and that one hasn’t finished.

So, last night we put out a press release, and we proposed a combination of U.S. Gold, Nevada Pacific, White Knight, Coral Gold and Tone Resources. Now, this isn’t a new concept. I have been going around articulating that, I think, if we could create a larger junior, we would have a land mass in the Cortez Trend, unrivalled. It would be the largest land mass there. We would own more than a third of the trend in a very prolific area.

We just completed a financing last week, raised 75 million U.S., in U.S. Gold. And as you heard, Ann said we have a $30 million program here, but we have more money to aggressively explore. Most of the juniors didn’t have much money over the last few years, and they do small exploration programs.

This is a place where you have to do big exploration programs, otherwise your time lines just stretch out, and your chances of finding it are low. You either have to be really smart, or really lucky. In almost every geo program I have ever seen, even though it is the best hole they drill first, it never delivers what they are expecting to get.

So, we want to build Nevada’s premier exploration company, owning more than a third of the Cortez Trend and making our home there. So, land position of a senior, the exploration program of a senior. As Ann said, we are going to be doing 400,000 feet of drilling over the next two years.

You want to have trading liquidity, so if you choose to sell at some point, you don’t drop the stock. You want a balance sheet that allows you to go for quite a period of time, more than two years, without having to come back to the market and hit the market with another issue, and just top it out. And that frequently happens. And you want to have the leverage to a discovery, the up-side of a junior.

So, I look at this part of the world like a hamburger. We call it a Cortez burger. At the top...both buns are seniors. You have the world’s two largest gold producers now at the north end of the trend, that being Newmont and Barrick, and at the south end of the trend, Newmont and Barrick.

And in between are these juniors. They have weak balance sheets. They have fragmented property ownership. They have small market caps. But that is the meat of the burger. That is what the seniors are going to come after.

Remember I said earlier on, the seniors’ gold production is going down. Their costs are going up and they have excess capacity in this part of the world in their processing plants. They need new reserves. They need new production. This is their backyard. They like hamburgers.

So, this is a map, if I could use that pointer. Up here is Placer, what was Placer’s, Cortez joint venture with RTZ. And above here is a joint venture with Newmont, and Newmont goes further up here. In here, you have Coral Gold, right next door to the Pipeline deposit. You have U.S. Gold in yellow, White Knight in green, Nevada Pacific in red, and Tone Resources in this purple.

Then down here, you have Barrick and Newmont. Barrick is bringing in a mine down here called the Archimedes Mine. Up here, Newmont is bringing in the Phoenix Mine. This is the complex, the Placer. There are 25 million ounces in all categories in the Pipeline deposit and Cortez.

I invested in all of these companies, and I believe that rolling these companies together would make a stronger company, and benefit all of the shareholders of the group. We would have cheaper access to capital. We would have more immediate access to drilling crews, which is a scarce commodity at this point. We would control a very prolific area.

To back my conviction up, my investment today in these companies has a market value in excess of $100 million, my personal investment. And that is what it would look like when we roll all of these together, big position in a very, very prolific area.

This is just showing trading liquidity of what will be on the new company, about a million shares a day, or a million dollars a day. Cash in the bank, as I said, we just filled up our treasury. We don’t have any debt. You have already heard that.

So, this is the new area that is being proposed. And judging by the market’s reaction, and when I made the investments in all of these companies, they were buying into the story of a consolidation would be beneficial.

We made our bid. It was first in the market today. Our stock price is up 11 percent. We are doing an unsolicited shareholder friendly bid, 25 percent premium to market. And as I said, our stock is already up 11 percent today, which will pull the value up of all of these companies.

And I would just like to say that I want to reiterate, I believe the price of gold is going higher, much higher. There will be some great leverage in the junior sector. If you haven’t got any gold in your portfolio, you should contemplate putting some in.

You have to keep in mind, though, that exploration is risky, and it could come that your investment becomes zero. I think we have mitigated a lot of the risk here, but that doesn’t say that when we drill and drill and drill, we will come up with what we hope. And you should look at that at any exploration company.

We have had a great run, and I think it is going to continue much further. So, buy gold. Look for exploration potential, and have fun. If you have any questions, I would like to open the session up: Harry, if you want to be diving in the Bahamas looking for the gold that is going to be there, or Ann, or myself. But thank you for joining us.

I hereby certify the foregoing to be a true and accurate transcription of the above noted presentation held before me on the 6th DAY OF MARCH, 2006 and taken to the best of my skill, ability and understanding.

}
}	Certified Correct:
}
}
}
}
}
}	Alex Andrews
}	Verbatim Reporter
}